September 12, 2019

Thomas E. O'Hern
Chief Executive Officer
MACERICH CO
401 Wilshire Boulevard. Suite 700
Santa Monica, CA 90401

       Re: MACERICH CO
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 25, 2019
           Form 10-Q for the quarterly period ended June 30, 2019
           Filed August 5, 2019
           File No. 001-12504

Dear Mr. O'Hern:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations ("FFO"), page 42

1. Please tell us how your definition of FFO is consistent with the NAREIT definition of
      FFO. Specifically, tell us how you have determined it was appropriate to exclude financing expense in connection with Chandler Freehold from your definition
      of FFO.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick,
 Thomas E. O'Hern
MACERICH CO
September 12, 2019
Page 2

Assistant Chief Accountant, at (202) 551-3295 with any questions.



                                                          Sincerely,
FirstName LastNameThomas E. O'Hern
                                                          Division of
Corporation Finance
Comapany NameMACERICH CO
                                                          Office of Real Estate
and
September 12, 2019 Page 2                                 Commodities
FirstName LastName